Exhibit 3.1

CERTIFICATE OF AMENDMENT TO THE RESTATED
CERTIFICATE OF INCORPORATION, AS AMENDED
OF YASHENG ECO-TRADE CORP.

Under Section 242 of the General Corporation Law

The undersigned, Acting Chief Executive Officer of the corporation, does hereby certify as follows:

FIRST: The name of the corporation is:

YASHENG ECO-TRADE CORP.

SECOND: The Restated Certificate of Incorporation, as amended, of the Corporation is hereby amended by replacing Article First, in its entirety, with the following:

FIRST: The name of the corporation is:

Eco-Trade Corp.

THIRD: The Restated Certificate of Incorporation, as amended, of the Corporation is hereby amended by replacing Article First, in its entirety, with the following:

"FOURTH: The total number of shares of all classes of stock which the corporation is authorized to issue is FOUR HUNDRED FIVE million (405,000,000), consisting of five million (5,000,000) shares of preferred stock, par value one-tenth of one cent ($.001) per share (the "Preferred Stock"), and four hundred million (400,000,000) shares of common stock, par value one-tenth of one cent ($.001) per share (the "Common Stock").  Each issued and outstanding share of Common Stock shall entitle the holder of record thereof to one vote.

The Preferred Stock may be issued in one or more series as may be determined from time to time by the Board of Directors. All shares of any one series of Preferred Stock will be identical except as to the date of issue and the date from which dividends on shares of the series issued on different dates will cumulate, if cumulative. Authority is hereby expressly granted to the Board of Directors to authorize the issuance of one or more series of Preferred Stock, and to fix by resolution or resolutions providing for the issue of each such series the voting powers, the designations, preferences, and the relative, participating, optional or mandatory rights to redemption, conversion or exchange or other special qualifications, limitations or restrictions of such series, and the number of shares in each series, to the full extent now or hereafter permitted by law."

The 179,754,795 issued and outstanding shares of the Corporation’s common stock as of December 8, 2010 shall be reverse split, on a one hundred (100) to one (1) share ratio, with each one hundred (100) currently issued and outstanding shares of the Corporation’s common stock being replaced by one (1) share of post-split common stock.  Par value shall remain unchanged.  All other rights and privileges of the common stock shall remain unchanged.  Preferred stock shall not be affected by this Amendment.   Any fractional shares resulting from the reverse stock split will be rounded up to the nearest whole number.

FOURTH: The Amendment of the Restated Certificate of Incorporation, as amended, herein shall be effective as of December 8, 2010.  This Amendment certified has been duly adopted at a meeting of the Corporation's Board of Directors and stockholders holding a majority of the outstanding shares of common stock of the Corporation in accordance with the provisions of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the Corporation has caused its corporate seal to be hereunto affixed and this Certificate of Amendment of the Corporation's Restated Certificate of Incorporation, as amended, to be signed by William Lieberman, its Acting CEO, and Director this 23rd day of November, 2010.

YASHENG ECO-TRADE CORP

By:	/s/ William Lieberman
William Lieberman, Acting Chief Executive Officer